SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of March, 2010

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
 (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒     Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

PRESS RELEASE	CONTACT:	Joseph Putaturo – Panamá
Director-Investor Relations
(507) 304-2677

Copa Holdings Announces Pricing of Public Offering of Class A Common Stock

PANAMA CITY, March 18, 2010 — Copa Holdings, S.A. (NYSE: CPA) announced today the pricing of 1,600,000 of its Class A non-voting shares by selling shareholder Corporacion de Inversiones Aereas, S.A. or CIASA. The secondary offering of Class A common stock priced at $56.00 per share and is expected to close on March 24, 2010.  Copa Holdings will not receive any proceeds from the offering.

The underwriter has an over-allotment option to purchase up to an additional 240,000 shares from CIASA.

Morgan Stanley & Co. Incorporated is acting as sole book-running manager and underwriter for the offering.

The offering is being made pursuant to an effective shelf registration statement (including a prospectus) filed with the Securities and Exchange Commission, or SEC. Copies of the final prospectus relating to the securities may be obtained by emailing prospectus@morganstanley.com or by contacting the prospectus department at Morgan Stanley & Co. Incorporated, 180 Varick Street, Second Floor, New York, NY 10014, Attention: Prospectus Department, telephone: toll free at 1-866-718-1649.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Copa Holdings, through its Copa Airlines and Aero Republica operating subsidiaries, is a leading Latin American provider of passenger and cargo services. Copa Airlines currently offers approximately 152 daily scheduled flights to 45 destinations in 24 countries in North, Central and South America and the Caribbean. In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through code share agreements with Continental Airlines and other airlines. Aero Republica provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines' Hub of the Americas through flights from Barranquilla, Bogota, Bucaramanga, Cali, Cartagena, Medellin and Pereira. Additionally, Aero Republica has international flights from Colombia to Caracas and Quito.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.
(Registrant)

Date: 03/18/2010
	By:	/s/ Victor Vial
Name: Victor Vial
Title: CFO